SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 6000 HOUSTON, TX 77002 (713) 495 4500 (713) 495 7799 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

mmetts@sidley.com (713) 495 4501	FOUNDED 1866

May 2, 2014

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             ZaZa Energy Corporation
Post-Effective Amendment No. 8 on Form S-1
Filed April 11, 2014
File No. 333-184036

Dear Mr. Schwall,

ZaZa Energy Corporation (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated April 28, 2014 regarding the Company’s Post-Effective Amendment No. 8 on Form S-1 filed April 11, 2013.  This letter sets forth the response of the Company to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, the response is prefaced with the exact text of the Staff’s comment in italicized text.

Post-Effective Amendment No. 8 to Form S-1

General

1.                                      Comment:

We note that it appears that you are relying on General Instruction VII of Form S-1 to incorporate by reference information into your registration statement, and that you have

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2013. However, we also note that you have not incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of such fiscal year, and have not incorporated by reference your definitive proxy statement filed on April 17, 2014. Please revise your registration statement to incorporate such filings by reference. Refer to Item 12(a)(2) of Form S-1.

Response:

We have revised the registration statement to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the definitive proxy statement filed on April 17, 2014.

Please direct any questions or comments regarding the foregoing to me at (713) 495-4501.

Sincerely,

/s/ J. Mark Metts
J. Mark Metts

cc:	Scott Gaille, ZaZa Energy Corporation
Ian H. Fay, ZaZa Energy Corporation